SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549



                                FORM 8-A

                 FOR REGISTRATION OF CERTAIN CLASSES OF
SECURITIES
                PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


                           LUCILLE FARMS, INC.
         (Exact name of Registrant as Specified in its Charter)


                      Delaware
                  13-2963923
         (State of Incorporation or Organization)
                  (I.R.S. Employer

                   Identification No.)


         150 River Road, Montville, New Jersey
                      07045
            (Address of Principal Executive Offices)
                       (Zip Code)



If this form relates to the       If this form relates to the
registration of a class of debt   registration of a class of
securities and is effective upon  debt securities and is to
filing pursuant to General        become effective

Instruction A(c)(1) please check  simultaneously with the
the following box [  ]            effectiveness of a concurrent
                                  registration statement under the
                                  Securities Act of 1933 pursuant
                                  to General Instruction A(c)(2)
                           please check the following box. [  ]

Securities to be registered pursuant to Section 12(b) of the
Act:

                                  None

Securities to be registered pursuant to Section 12(g) of the
Act:

                     Preferred Stock Purchase Rights
                            (Title of class)
Item 1.           Description of Registrant's Securities to be
Registered.

                  On May 30, 1997, the Board of Directors of
Lucille Farms, Inc. (the "Company") declared a dividend distribution of one right (a "Right") for each share of common stock, par value $.001 per share (the "Common Shares"), of the Company payable on June 16, 1997, to holders of record of the Company's Common Shares at the close of business on June 16, 1997. As of March 31, 1997, there were 3,002,500 Common Shares outstanding. Each
Right entitles the registered holder to purchase from the Company one one-hundredth (1/100th) of a share of the nonredeemable Series A Preferred Stock (a "Preferred
Share") at a price of $8.00 per one one-hundredth (1/100th) of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), between the Company and Continental Stock Transfer & Trust
Company, as rights agent (the "Rights Agent").

                  Initially the Rights will not be exercisable. Certificates will not be sent to stockholders, and the Rights will automatically trade with the Common Shares as of the record date. Under certain circumstances as provided in the Rights Agreement (as referred to below), rights issued to or beneficially owned by Acquiring Persons or their Affiliates or Associates (as such terms are defined in the Rights Agreement) or any subsequent holder of such rights shall be null and void and may not be exercised by or transferred to any person.

                  The Rights become exercisable upon the
close of business on the day (the "Distribution Date") which is the earlier of (i) the tenth day after the Shares
Acquisition Date or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date of the commencement by any Person of, or of the first public announcement of the intention of any Person to commence, a tender or exchange offer the consummation of which would result in any Person becoming the Beneficial Owner of Common Shares aggregating 20% or more of the then outstanding Common
Shares (an "Acquiring Person"). In the event any Person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than the Rights owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares (or Preferred
Shares) having a market value of two times the exercise price of the Rights. Prior to such Distribution Date, the Rights will not be exercisable, will not be represented by a separate certificate, and will not be transferable apart from the Company's Common Shares, but will instead be evidenced, with respect to any of the Common Shares certificates outstanding as of June 16, 1997, or subsequently issued, by such certificate of Common Shares.
An Acquiring Person does not include (A) the Company,
(B) any Subsidiary of the Company, (C) any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan. Notwithstanding the foregoing, if the Board of Directors determines that an Acquiring Person became an Acquiring Person inadvertently and such holder divests shares of the Company's Common Shares so that such person would no longer constitute an Acquiring Person, then, in such an event, that Person will not be deemed to be an Acquiring
Person.

         In the event that, after the time the Rights become exercisable, the Company is to be acquired in a merger, consolidation, share exchange or other business accommodation (in which any shares of Common Shares are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, is to be sold or transferred in one or a series of related transactions, each holder of record of a Right will from and after such date have the right to receive such number of Common Shares of such Acquiring Person as shall equal the result obtained by (A) multiplying the then current Purchase Price by the number of one one-hundredth of a Preferred Share for which a Right is then exercisable and dividing that product by (B) 50% of the then current per share market price of the Common Shares of such other
Person on the date of consummation of such consolidation, merger, sale or transfer.

         At any time on or prior to the close of business on the earlier of (i) such time as a person or group of affiliated or associated persons has become an Acquiring Person (or such later date as a majority of the Board of Directors may determine) or (ii) May 29, 2007 the
Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price). Immediately upon the effective time of the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the Holders of Rights will be to receive the Redemption Price.

         Certificates for Common Shares which become outstanding after the record date but prior to the earliest of the Distribution Date, the Redemption Date or the Final Expiration Date, will contain a legend incorporating the Rights Agreement by reference. Until the Distribution
Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Shares certificates outstanding as of June 16, 1997 with or without a copy of this Summary of Rights attached thereto, will also constitute a transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.

         The Rights are not exercisable until the Distribution
Date. The Rights will expire at the close of business on May 29, 2007, unless earlier redeemed or exchanged by the Company, in each case as described herein.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidence of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-hundredth (1/100th) of a share of Preferred Shares issuable upon exercise of each Right are also subject to adjustment in the event of a split of the Common Shares or a dividend on the Common Shares payable in Common Shares or subdivisions, combinations or reclassification of the Common Shares occurring, in any such case, prior to the Distribution Date.

         The Company will issue cash in lieu of fractional
Preferred Shares which are not integral multiples of one one-hundredth of a share.

         For as long as the Rights are redeemable, the Company may amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not redeemable, the Company may only amend the Rights in a manner which does not materially affect the interest of holders of the Rights as such.

         At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by any such person or group of 50% or more of any class of outstanding voting stock of the Company, the majority of the Board of Directors of the Company (upon the approval of a majority of the Continuing Directors) may exchange the Rights (other than Rights owned by such person or group, which have become null and void), in whole or in part, at an exchange ratio of one share of Common Shares (or a fraction of a Preferred Share or other consideration having equivalent market value) per Right (subject to adjustment). The Board of Directors will not be empowered to effect such an exchange at any time after an Acquiring Person acquires more than 50% of such shares of the Company.

         Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Item 2.           Exhibits.

         Exhibit No.                         Description

              1.                             Rights Agreement,
                                             dated May 30, 1997,
                                             between the
                                             Registrant and
                                             Continental Stock
                                             Transfer & Trust
                                             Company, as Rights
                                             Agent.  The Rights
                                             Agreement contained
                                             the Form of
                                             Certificate of
                                             Designations of Series
                                             A Preferred Stock as
                                             Exhibit A, the form
                                             of Rights Certificate
                                             as Exhibit B, and the
                                             Summary of Rights as
                                             Exhibit C.

                                SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.



LUCILLE FARMS, INC.


                                                                By:


Alfonso Falivene

President and Chief Executive Officer


Date:  June 2, 1997